[SHIP LOGO][VANGUARD (R) LOGO]

                                      P.O. Box 2600
                                      Valley Forge, PA 19482-2600

                                      610-669-5284
                                      Lisa_L_Matson@vanguard.com

                          July 11, 2007


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission               via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Tax-Managed Funds (the "Trust")
         File No. 33-53683

Dear Mr. Sandoe:

 The following is in response to our conversation dated July 5, 2007, in response to Post-Effective Amendment No. 27 of the above-referenced registrant, which was filed on May 21, 2007.

Comment 1 - Tandy Requirements
------------------------------

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                       * * * * *

              As required by the SEC, the Fund acknowledges that:

                 o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                 o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                 o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 11, 2007
Page 2

 Please contact me at (610) 669-5284 with any questions or comments regarding the above response. Thank you.

                                      Sincerely,



                                      Lisa L.B. Matson
                                      Associate Counsel
                                      Securities Regulation, Legal Department